Exhibit (a)(5)(H)

Register.com Completes $120 Million Self-Tender

New York, NY, September 3, 2003 — Register.com, Inc. (Nasdaq: RCOM), a leading provider of global domain name registration and Internet services, today announced the preliminary results of the Company's self-tender for $120 million of stock and warrants, which expired on September 2, 2003.

Based on a preliminary count by American Stock Transfer & Trust Company, the depositary for the offer, approximately 35.7 million shares of common stock were properly tendered and not withdrawn. In addition, warrants to purchase approximately 2.3 million shares (based on the conversion of warrants on a cashless basis at the $6.35 per share offer price) were properly tendered and not withdrawn. Register.com will purchase $113,730,705 worth of the tendered shares and $6,269,295 worth of the warrants at a purchase price of $6.35 per share (less the applicable exercise price, in the case of warrants), net to the seller in cash, without interest.

The shares to be purchased represent approximately 43.3% of the Company's approximately 41.3 million shares outstanding as of September 2, 2003, and the warrants to be purchased represent approximately 43.5% of the Company's approximately 2.3 million warrants outstanding on the same date (based on the conversion of warrants on a cashless basis at the $6.35 per share offer price). As a result of the completion of the offer, Register.com expects to have approximately 23.4 million shares and warrants to purchase 1.3 million shares (based on the conversion of warrants on a cashless basis at the $6.35 per share offer price) issued and outstanding immediately following payment for the tendered shares and warrants.

The proration factor applicable to the shares and warrants will be determined and announced promptly after the final results of the self-tender are available. After the proration factor has been determined, American Stock Transfer & Trust Company will commence payment for shares and/or warrants purchased in the self-tender. Certificates for all shares and/or warrants tendered and not purchased, including all shares and/or warrants not purchased due to proration, will be returned to the tendering stockholder and/or warrant holder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares.

About Register.com

Register.com, Inc. (www.register.com) is a leading provider of global domain name registration and Internet services for businesses and consumers that wish to have a unique address and branded identity on the Internet. With over three million domain names under management, Register.com has built a brand based on quality domain name management services for small and medium sized businesses, large corporations, as well as ISPs, telcos and other online businesses.

In October 2002, Register.com was named among Deloitte & Touche's Technology Fast 50 in New York. The company was founded in 1994 and is based in New York.

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Statements in this announcement other than historical data and information constitute forward-looking statements, and involve risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements. These potential risks and uncertainties include, among others, uncertainty of future revenue and profitability from existing and acquired businesses, increasing competition across all segments of the domain name registration business, risk associated with the Company's restructuring process and future business plan, including the risk that expected cost reductions and revenues may not be realized at all or in the intended time frame, risks associated with the Company's recently announced $120 million self-tender offer, risks associated with high levels of credit card chargebacks and refunds, uncertainty regarding the introduction and success of new top level domains, including the launch of the .pro top level domain, customer acceptance of new products and services offered in addition to, or as enhancements of our registration services, uncertainty of regulations related to the domain registration business and the Internet generally, the rate of growth of the Internet and domain name industry, risks associated withy any extraordinary transactions we may pursue and other factors detailed in our filings with the Securities and Exchange Commission, including our quarterly report on Form 10Q for the period ended June 30, 2003 currently on file.

CONTACTS
Investor Relations:
Stephanie Marks,
(212) 798-9169
smarks@register.com